UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                    CASTELLE
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    147905103
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                                 (CUSIP Number)


                              Bruce R. Deming, Esq.
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7051
                            Facsimile: (415) 955-6551
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 2006
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         147905103
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                1. Names of Reporting Persons.

                   I.R.S. Identification Nos. of above persons (entities only).

                   Daniel Zeff
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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]
                   (b)     [ ]
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                3. SEC Use Only

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                4. Source of Funds (See Instructions) N/A

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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

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                6. Citizenship or Place of Organization    United States

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 947,302
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                        8. Shared Voting Power      None

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                        9. Sole Dispositive Power 947,302

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                       10. Shared Dispositive Power    None

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   947,302

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

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               13. Percent of Class Represented by Amount in Row (11)     23.57%

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               14. Type of Reporting Person (See Instructions)
                   IN

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



CUSIP No. 147905103
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                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Spectrum Galaxy Fund Ltd.

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]

                   (b)     [ ]

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                3. SEC Use Only

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                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

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                6. Citizenship or Place of Organization   British Virgin Islands


--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 467,765
--------------------------------------------------------------------------------
                        8. Shared Voting Power     None
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                        9. Sole Dispositive Power 467,765
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                       10. Shared Dispositive Power    None
--------------------------------------------------------------------------------
               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   467,765

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     11.64%

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               14. Type of Reporting Person (See Instructions) CO

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



CUSIP No. 147905103
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                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Capital Partners I, L.P.

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]

                   (b)     [   ]
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                3. SEC Use Only

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                4. Source of Funds (See Instructions) WC

--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization     Delaware

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 479,537

--------------------------------------------------------------------------------
                        8. Shared Voting Power     None

--------------------------------------------------------------------------------
                        9. Sole Dispositive Power 479,537

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                       10. Shared Dispositive Power    None

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   479,537

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     11.93%

--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) PN
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



CUSIP No. 147905103
--------------------------------------------------------------------------------
                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).

                   Zeff Holding Company, LLC

--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions)
                   (a)     [X]

                   (b)     [   ]

--------------------------------------------------------------------------------
                3. SEC Use Only

--------------------------------------------------------------------------------
                4. Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [  ].

--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

                        7. Sole Voting Power 479,537


--------------------------------------------------------------------------------
                        8. Shared Voting Power     None


--------------------------------------------------------------------------------
                        9. Sole Dispositive Power 479,537


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                       10. Shared Dispositive Power    None

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person
                   479,537

--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11)     11.93%

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               14. Type of Reporting Person (See Instructions) OO

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



                                  SCHEDULE 13D

         This Amendment No. 1 amends and supplements that statement on Schedule 13D (the "Original Filing") originally filed with the Securities and Exchange Commission on July 11, 2005, by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P. , a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum") and Daniel Zeff, an individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons") related to the common stock (the "Common Stock") of Castelle (the "Company"), a Illinois corporation.

Item 3.        Source and Amount of Funds or Other Consideration.

          The aggregate amount of funds used to purchase the shares of Common Stock purchased by the Reporting Persons during the past 60 days was $327,493.52, which reflects the incurrence of brokerage commissions. The source of funds used to purchase such shares was working capital of Capital.


Item 4.        Purpose of Transaction.

         Item 4 of the Original Filing is hereby amended and supplemented by adding the following thereto:

         The Reporting Persons acquired the shares of Common Stock reported herein, and continue to hold such shares, for investment purposes, with no intention to influence or change the management or other affairs of the Company.

         The Reporting Persons may acquire additional Common Stock of the Company or dispose of Common Stock of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 4,019,237 shares of Common Stock outstanding as of April 28, 2006, as reported in the Company's Form 10-Q for quarterly period ended March 31, 2006.

          As of the close of business on July 31, 2006:

          (i) Mr. Zeff beneficially owns 947,302 shares of Common Stock, comprised of 467,765 shares of Common Stock held by Spectrum (Mr. Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 479,537 shares of Common Stock held by Capital (Mr. Zeff is the sole manager of Capital's general partner), in total constituting approximately 23.57% of the shares of Common Stock outstanding;

          (ii) Spectrum beneficially owns 467,765 shares of Common Stock constituting approximately 11.64% of the shares of Common Stock outstanding;

          (iii) Capital beneficially owns 479,537 shares of Common Stock constituting approximately 11.93% of the shares of Common Stock outstanding; and

          (iv) Holding beneficially owns 479,537 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 11.93% of the shares of Common Stock outstanding.

          (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 467,765 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 479,537 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital's general partner.

          (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Persons during the past 60 days.

          The following purchases were made by Capital:

                 Date               Price per share             Number of shares


                 06/07/06                     $2.92                         200

                 06/07/06                     $2.95                         100

                 06/07/06                     $2.98                         300

                 06/07/06                     $3.00                         500

                 06/07/06                     $3.01                         600

                 06/07/06                     $3.04                         500

                 06/07/06                     $3.05                         100

                 06/07/06                     $3.06                         300

                 06/07/06                     $3.07                       1,500

                 06/07/06                     $3.09                       2,000

                 06/15/06                     $2.91                         450

                 06/15/06                     $2.96                       1,145

                 06/15/06                     $2.97                         100

                 06/30/06                     $2.99                         100

                 06/30/06                     $3.06                       1,400

                 07/17/06                     $2.66                         100

                 07/17/06                     $2.68                       2,600

                 07/17/06                     $2.69                       7,500

                 07/17/06                     $2.73                         200

                 07/17/06                     $2.74                         100

                 07/17/06                     $2.75                         400

                 07/17/06                     $2.77                         300

                 07/17/06                     $2.79                       3,000

                 07/17/06                     $2.86                         300

                 07/17/06                     $2.90                         200

                 07/17/06                     $2.91                         400

                 07/26/06                     $3.02                       1,000

                 07/26/06                     $3.03                         500

                 07/26/06                     $3.04                         100

                 07/26/06                     $3.05                       6,300

                 07/26/06                     $3.06                         500

                 07/26/06                     $3.07                         600

                 07/26/06                     $3.09                       3,900

                 07/26/06                     $3.10                       8,500

                 07/26/06                     $3.15                       3,000

                 07/28/06                     $2.53                         100

                 07/28/06                     $2.58                         700

                 07/28/06                     $2.59                         100

                 07/28/06                     $2.60                       1,900

                 07/28/06                     $2.63                         300

                 07/28/06                     $2.64                         300

                 07/28/06                     $2.65                       1,370

                 07/28/06                     $2.66                         200

                 07/28/06                     $2.67                       2,500

                 07/28/06                     $2.68                         200

                 07/28/06                     $2.69                       2,000

                 07/28/06                     $2.73                         100

                 07/28/06                     $2.74                       2,400

                 07/28/06                     $2.75                       6,440

                 07/31/06                     $2.59                       1,900

                 07/31/06                     $2.60                       1,200

                 07/31/06                     $2.62                         100

                 07/31/06                     $2.63                       3,200

                 07/31/06                     $2.64                         500

                 07/31/06                     $2.65                       4,500

                 07/31/06                     $2.66                       8,900

                 07/31/06                     $2.67                       6,200

                 07/31/06                     $2.68                       3,000

                 07/31/06                     $2.69                       4,000

                 07/31/06                     $2.71                       5,000

                 07/31/06                     $2.72                         402

                 07/31/06                     $2.73                       4,800

                 07/31/06                     $2.74                       4,900

                 07/31/06                     $2.75                         698


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.


Item 7.        Material to be Filed as Exhibits.

         Exhibit 1: Joint Filing Agreement, dated as of August _7_, 2006, by and among the Reporting Persons.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August _7_, 2006



                                  -------------------------------
                                  Daniel Zeff

                                  ZEFF HOLDING COMPANY, LLC

                                  By:_______________________________
                                  Name:     Daniel Zeff
                                  Title: Manager

                                  ZEFF CAPITAL PARTNERS I, L.P.

                                  By: Zeff Holding Company, LLC,
                                  as general partner

                                  By:_______________________________
                                  Name: Daniel Zeff
                                  Title: Manager

                                  SPECTRUM GALAXY FUND LTD.

                                  By: _______________________________
                                  Name: Dion R. Friedland
                                  Title: Director

                                                                      Exhibit 1


                             Joint Filing Agreement


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including this Amendment No. 1 thereto) with respect to the Common Stock of Castelle, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


         In witness hereof, the undersigned hereby executed this Agreement this _7_ day of August, 2006.




                                           -------------------------------
                                           Daniel Zeff

                                           ZEFF HOLDING COMPANY, LLC

                                           By: _______________________________
                                           Name: Daniel Zeff
                                           Title: Manager

                                           ZEFF CAPITAL PARTNERS I, L.P.

                                           By: Zeff Holding Company, LLC,
                                           as general partner

                                           By: _______________________________
                                           Name: Daniel Zeff
                                           Title: Manager

                                           SPECTRUM GALAXY FUND LTD.

                                           By: _______________________________
                                           Name: Dion R. Friedland
                                           Title: Director